Mail Stop 3561

            December 16, 2005


Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, Florida  33018

      Re:	Fuego Entertainment, Inc.
      Amendment No. 4 to Registration Statement on Form SB-2
      Filed November 22, 2005
      Amendment No. 5 to Registration Statement on Form SB-2
      Filed November 29, 2005
      File Nos. 333-127612

Dear Mr. Cancio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referred to in this letter correspond to the page numbers in the marked copy of Amendment No. 5 to the Form SB-2 registration statement you filed on EDGAR on November 29, 2005.

Management`s Discussion and Analysis, page 12

Plan of Operation, page 12
1. We note your response to comment 6 in our letter dated October
27,
2005. We reissue that part of our comment asking you to quantify and describe specific significant costs and expenses incurred thus far and that you expect to incur in the next 12 months. In this regard, we note that in the fourth full paragraph on page 15, you state that you will need approximately $250,000 for the next 12 months. Please also discuss the impact on your business if you fail to raise the required amount.

2. We note that you are seeking licensing agreements with Tota Productions and others. Please describe the business operations of
Tota Productions.
3. In the third paragraph on page 13, you state that you engage in projects in which you will act as an agent and contract organization to earn additional revenue that "may include" certain services you list. Please describe any current projects, or state that you do not currently have any agreements or projects to act as an agent.
4. In the fourth paragraph on page 13, you state that delays in release or securing a major distributor represent a financial uncertainty, which is a risk for you. If material, please consider including this risk as a risk factor in your Risk Factors section.
5. We reissue comment 7 in our letter dated October 27, 2005. In the second paragraph on page 13, you state that you are producing three documentaries and developing a reality show. For each of these projects, please disclose the development costs to date, any additional expenses you expect to incur, and the revenues generated to date.
6. We note that you have invested $57,000 in the Havana Nights
Club,
Celebrate Freedom Tour and expect to recoup your investment and "generate substantial revenues" from the shows. Please quantify the revenues to date or state that you have not generated any revenues from the tour.

For the Period from December 30, 2004 (Inception) to May 31, 2005, page 16
7. We note your response to comment 11 in our letter dated October 27, 2005. In the first paragraph of this sub-section, you state that you received $82,856 from operating activities and $37,925 from financing activities, less $113,302 applied to investing activities.
Please disclose the operating activities that earned you the
$82,856
and the financing activities that earned you the $37,925. Also, please disclose the investing activities that cost you $113,302.
8. We note that you state that "there were no major expenses incurred in filming any of the three videos." Please revise to quantify the expenses and revenues for each video. Please also define NHRA.




Form the Period from June 1, 2005 to August 31, 2005, page 17
9. Please disclose the work for hire projects that have continued to generate revenues for you.
10. Please disclose the loss you earned for this period.

Description of Business, page 19

Projects, page 21
11. We note your response to comment 24 in our letter dated
October
27, 2005. Based upon your size, please tell us why it is appropriate for you to state that you would like to be able to compete successfully with "other reality shows such as `The Apprentice.`"

Financial Statements, page 34

Note 2. Significant Accounting Policies, page 39

Investment, page 40
12. We note your response to comment 32 in our letter dated
October
27, 2005. Your response states repayment of your investment has been deferred until future shows are performed and that you will also participate thereafter in the sales of additional shows. Please expand your disclosure to clearly state the terms of the renegotiated agreement. Include, but do not limit your revised disclosure, to the following information:

* State the date of when the investment is expected to be repaid and how many shows must be performed prior to the repayment. If the renegotiated agreement states you will be repaid in installments based on a percentage of ticket sales after the eighth show, clarify that fact.

* Disclose what event or trigger is necessary for you to participate in the shows after repayment of your investment. In this regard, indicate, if true, that you will participate after the initial show in each of the next five cities.

* Disclose the percentage interest in additional shows specifying whether you will participate in the net income as originally agreed.



Part II - Information Not Required In Prospectus, page 46

Recent Sales of Unregistered Securities, page 48
13. We reissue comment 38 in our letter dated October 27, 2005, in part. Your balance sheet and statement of stockholders` equity reflects 13,272,670 common shares issued and outstanding as of May 31, 2005. We also note the table of unregistered security sales discloses 29,025,200 issued and outstanding as of January 2, 2005, including 19 million shares issued to Hugo M. Cancio. This tabular information does not reconcile with both the financial statements and the table on page 26. Please advise or revise your unregistered security sales to reconcile with the information in your financial statements and disclosures.

Also, in your table, please disclose the date for each particular sale of your unregistered securities and the consideration each purchaser gave you for the shares.

Undertakings, page 51
14. We note your response to comment 39 in our letter dated
October
27, 2005.  Please include the additional undertakings required by
Item 512(a)(4) of Regulation S-B.





*	*	*	*	*	*





      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-4504, or
me
at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	William D. O`Neal, Esq.
	The O`Neal Law Firm, P.C.
	Via Fax: (480) 816-9241
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Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
December 16, 2005
Page 1